Exhibit (d)(17)

[M&P Letterhead]

December 8, 2011

Salvatore Faia

President

The RBB Fund, Inc.

103 Bellevue Parkway

Wilmington, DE  19809

Re:          The RBB Fund, Inc. - Marvin & Palmer Large Cap Growth Fund (the “Fund”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), Marvin & Palmer Associates, Inc. (the “Adviser”) agrees that in order to improve the performance of the Fund, the Adviser shall, from January 1, 2012 through December 31, 2012, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund’s total operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) of 0.80% of the Fund’s average daily net assets.

If at any time during the three years ending March 4, 2015 in which the Advisory Agreement is still in effect, the total annual Fund Operating Expenses of the Fund for that year are less than 0.80%, the Investment Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Investment Adviser to the Fund pursuant to this Agreement during such three year period. The total amount of reimbursement to which the Investment Adviser may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Investment Adviser and all other payments remitted by the Investment Adviser to the Fund, pursuant to this Agreement, less any reimbursement previously paid by the Fund to the Investment Adviser, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

MARVIN & PALMER ASSOCIATES, INC.

By:	/s/Gilbert Hahn
Name: Gilbert Hahn
Title: General Counsel, Principal

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.